Exhibit 99.2

To Our Shareholders

2003 was a year of considerable progress for Chartered. We were able to take advantage of the industry recovery and grow much faster than the overall market largely due to our gains in technology and new customer engagements.

Revenues in 2003 were $552 million, up 23% from 2002, and revenues including Chartered’s share of Silicon Manufacturing Partners (SMP) were $728 million, up 50% from the previous year. Almost two thirds of the revenue growth came from advanced technologies. Net loss was $291 million, an improvement of $126 million compared to 2002. Loss per American Depositary Share (ADS) and loss per share in 2003 were $1.16 and $0.12 respectively, compared with a loss per ADS and loss per share of $2.32 and $0.23 respectively in 2002. Cash flow from operations was $48 million in 2003, and we exited the year in a strong liquidity position with more than $900 million in cash and over $300 million in credit facilities.

The pace of improvement accelerated in the second half of 2003, and based on the growth anticipated in first quarter of 2004, the Company is on the threshold of a return to profitability in first half of 2004.

Seeing Results from Strategy

We are beginning to see results from the strategy put in place in late 2002, focusing on leveraging gains in advanced technology and revitalizing our manufacturing base.

In advanced technology, revenues including our share of SMP more than doubled in 2003, with a key contributor being the success of our 0.13-micron offering, which grew to 10 percent of total revenues in the fourth quarter of 2003 and is expected to continue growing rapidly in 2004. Building on this momentum is our 90-nanometer (nm) and 65-nm joint-development program with IBM, which we believe will place Chartered at the forefront of technology in our industry. During 2003, Infineon joined the development team at 65-nm, bringing its expertise and further demonstrating the growing acceptance of the process platform.

Of particular note, IBM has also awarded Chartered a sourcing agreement to supply 90-nm SOI product, beginning in mid-2005, in support of volume-driven, high-performance solutions. This not only puts Chartered in the position of building arguably the most advanced technology product in the world, but also provides a path for Fab 7 — Chartered’s new 300-millimeter wafer fab scheduled to start engineering wafers in late third quarter 2004 and pilot production in end 2004 — to reach cost-effective critical mass more quickly.

Our second area of strategic focus, revitalizing the manufacturing base, is important because entering 2003, we had substantial excess mature capacity and at the same time, a growing need for advanced capacity due to our market gains. We’ve made substantial progress in this multi-year effort, which includes both growing mature technology revenues and rationalizing overall capacity. We announced closure of Fab 1, our only 6-inch fab and consolidation of its business into Fab 2. We have also entered into five new customer engagements for mature technology production. To meet growing demand, during 2003 we increased advanced capacity by 70%, with additions coming primarily from new equipment and also from productivity and higher asset utilization.

Positioned for Improved Results

By executing to our strategy, Chartered is emerging as a “smart choice” for foundry customers with higher expectations. As we move into what is expected to be another healthy year for our industry, we believe that Chartered is positioned to once again improve results significantly, building toward the future. We thank you for your continued support.

Chia Song Hwee
President and CEO

Chartered Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995

This document contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including without limitation, statements relating to our near-term and long-term outlook in the foundry services market; our capital, research and development expenditures in 2004; our sources of liquidity, cash flow, funding needs and financings; production capacity and production capacity mix; the equipping of our fabrication facilities and the expected production dates of Fab 7; our strategy to improve cost structure including phasing out of Fab 1; our steps to strengthen our technology position by developing 90nm and 65nm technologies jointly with IBM and Infineon and the manufacture of 90nm SOI products for IBM in 2005. These forward looking statements reflect our current views with respect to future events and financial performance and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could cause actual results to differ materially are: the successful implementation of our partnership, technology and supply alliances (including our joint development agreements with IBM and Infineon), changes in the market outlook and trends; the growth rate of fabless companies and the outsourcing strategy of integrated device manufacturers; the rate of the semiconductor market recovery; economic conditions in the United States as well as globally; customer demands, unforeseen delays or interruptions in our plans for our fabrication facilities (including Fab 7); the performance level of and technology mix in our fabrication facilities; our progress on leading edge products; the availability of financings and the terms thereof; the continued occupation of Iraq and the possibility of another outbreak of SARS or any other infectious disease in Singapore as well as various parts of the world. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which cause actual results to differ materially can be found in the section captioned “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. You are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s current analysis of future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.